UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number: 1-1927

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

1144 East Market Street

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2011 and 2010 and for the fiscal year ended December 31, 2011, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1.	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

Plan Administrator of the GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

June 5, 2012

	By:	/s/ Mary Kasprzak
Mary Kasprzak, Assistant Treasurer

ANNEX A TO FORM 11-K

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

* * * * *

FINANCIAL STATEMENTS AND

SUPPLEMENTARY SCHEDULE

DECEMBER 31, 2011 and 2010

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

of the Goodyear Dunlop Tires North America, Ltd.

Employee Savings Plan for Bargaining Unit Employees

Buffalo, New York

We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

May 25, 2012

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

(Dollars in Thousands)
	2011	2010
Plan’s Interest in Commingled Trust, at Fair Value	$49,870	$50,545
Participant Loans	2,949	2,713
Contribution Receivable—Employer	6	2
Contribution Receivable—Employee	54	37

Net Assets Available for Benefits, at Fair Value	52,879	53,297

Adjustment from Fair Value to Contract Value for Stable Value Investment	(373)	(339)

Net Assets Available for Benefits	$52,506	$52,958

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

(Dollars in Thousands)
Contributions:
Employer	$172
Employee	2,664

Total Contributions	2,836
Deductions:
Benefits Paid to Participants or Their Beneficiaries	3,263

Total Deductions	3,263
Interest from Participant Loans	97
Net Investment Loss from Plan’s Interest in Commingled Trust	(44)
Net Transfers To Other Plans	(78)

Net Decrease in Net Assets Available for Benefits During the Year	(452)
Net Assets Available for Benefits at Beginning of Year	52,958

Net Assets Available for Benefits at End of Year	$52,506

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.

Plan Year

The Plan Year is a calendar year.

Trust Assets

The two defined contribution savings plans sponsored by Goodyear Dunlop Tires North America, Ltd. (the “Company”) at December 31, 2011 and 2010 maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust (the “Commingled Trust”) administered by the Trustee. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

J. P. Morgan Retirement Plan Services, LLC is the recordkeeper of the Plan.

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Participant Loans

The Plan allows loans to participants in accordance with the Plan document. These loans are reported at the unpaid principal balance plus accrued interest. Loans are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).

The Goodyear Stock Fund invests primarily in the common stock of The Goodyear Tire & Rubber Company (“Goodyear”). Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – GENERAL DESCRIPTION AND OPERATION OF THE PLAN

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who are members of a bargaining unit, which has adopted the Plan, are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company.

Vesting

Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year.

Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from eligible compensation each pay period based on the percent elected by the employee. Employees may change their contribution percent at any time. The change will become effective as soon as administratively possible after it is submitted. Employees may suspend their contributions at any time.

All participants are entitled to elect employee contributions to be on a pre-tax or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code.

The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee contributions, except for Roth 401(k) contributions, are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

Effective January 1, 2010, certain participants are eligible for a Company retirement contribution equal to 3% of compensation and a Company matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan. Employees are eligible for Company contributions if they are not covered under the Goodyear Dunlop Tires North America, Ltd. 1950 Pension Plan (Buffalo Hourly). The employee can elect to invest the Company contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of future Company retirement contributions to the Goodyear Stock Fund.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Company and Plan. Participants may not hold more than 10% of the account balance related to Company retirement contributions immediately after a transfer of funds into an investment in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (“ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2011 there were no dividends paid on the Goodyear stock held.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are automatically suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts can remain in the plan or are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Plan expenses and contributions by the Company. As of December 31, 2011 and 2010, the Plan had forfeiture credits of $66,932 and $21,758, respectively.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Participant Loans

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loans during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged is a fixed rate established at the time of the loan application based on prime plus one percent (4.25% at December 31, 2011 and 2010).

Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The J. P. Morgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

J. P. Morgan Investment Management, Inc., an affiliate of the recordkeeper, serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2011, the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $8.53 to $18.83. The closing price per share of Goodyear common stock on The New York Stock Exchange was $14.17 at December 31, 2011 ($11.85 at December 31, 2010). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions is designated as an ESOP.

NOTE 4 – TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated October 30, 2008 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

(Dollars in Thousands)
	2011	2010
Net Assets Available for Benefits per the Financial Statements	$52,506	$52,958
Amount for Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	373	339

Net Assets Available for Benefits per the Form 5500	$52,879	$53,297

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following is a reconciliation of net loss from the Plan’s investment in the Commingled Trust per the financial statements for the year ended December 31, 2011 to the Form 5500:

(Dollars in Thousands)
Net Investment Loss from Plan’s Interest in Commingled Trust per the Financial Statements	$(44)
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	34

Net Investment Loss from Plan’s Interest in Commingled Trust per the Form 5500	$(10)

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6 – FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Commingled Trust. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Commingled Trust was approximately 62% and 63%, respectively.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

(Dollars in Thousands)
	2011	2010
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$3,676	$3,985
NTGI-QM Daily S&P 500 Equity Index Fund	14,683	14,269
JPMCB EAFE Plus Fund	6,834	7,543
Keybank EB Large Cap Growth Fund	9,752	—
Wellington Management Growth Fund	—	10,639
Western Asset Core Plus Bond Fund Class 1	4,221	—
Vanguard Fiduciary Trust Target Retirement Income Fund	845	—
Vanguard Fiduciary Trust Target Retirement 2005 Fund	461	—
Vanguard Fiduciary Trust Target Retirement 2015 Fund	1,049	—
Vanguard Fiduciary Trust Target Retirement 2025 Fund	7,471	—
Vanguard Fiduciary Trust Target Retirement 2035 Fund	1,669	—
Vanguard Fiduciary Trust Target Retirement 2045 Fund	1,664	—
Invesco Stable Value Trust (see Note 8)	18,805	18,300
Short Term Investment Fund	169	227

Mutual Funds
Western Asset Core Plus Bond Fund	—	3,295
Vanguard Target Retirement Income Fund	—	647
Vanguard Target Retirement 2005 Fund	—	425
Vanguard Target Retirement 2015 Fund	—	798
Vanguard Target Retirement 2025 Fund	—	7,516
Vanguard Target Retirement 2035 Fund	—	1,297
Vanguard Target Retirement 2045 Fund	—	1,440
Eagle Small Capitalization Growth Fund	1,695	1,622
RS Partners Small Capitalization Value Fund	1,172	1,230
Charles Schwab Self Directed Account – Mutual Funds	3,508	4,659
Common Stock of The Goodyear Tire & Rubber Company	2,315	2,213

Total Investments	79,989	80,105
Receivables:
Accrued Interest and Dividends	33	87

Total Assets Available for Benefits	80,022	80,192
Liabilities:
Other	—	(120)
Administrative Expenses Payable	(113)	(147)

Total Liabilities	(113)	(267)

Net Assets Available for Benefits, at Fair Value	$79,909	$79,925

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Net investment loss for the Commingled Trust is as follows:

(Dollars in Thousands)
Year Ended December 31, 2011
Net Depreciation in Fair Value of Investments:
Common Collective Trusts	$(542)
Mutual Funds	(361)
Common Stock	587
Self Directed Funds – Mutual Funds	(212)

(528)
Interest and Dividends	486

Investment Loss from Plan’s Interest in Master Trust	(42)
Administrative Expenses	(259)

Net Investment Loss	$(301)

NOTE 7 – FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Common collective trusts: Valued at the net asset value of units held by the Commingled Trust at year end, as determined by a pricing vendor or the fund family. Common collective trust funds are invested to earn returns that match U.S. or international equity indexes. The Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8). The Stable Value Fund is invested to preserve principal and provide reasonable interest income, while maintaining required liquidity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2011 and 2010:

(Dollars in Thousands)
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,375	$—	$—	$6,375
Common stock	2,315	—	—	2,315
Common collective trusts	—	52,494	18,805	71,299

Total assets at fair value	$8,690	$52,494	$18,805	$79,989

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds	$22,929	$—	$—	$22,929
Common stock	2,213	—	—	2,213
Common collective trusts	—	36,663	18,300	54,963

Total assets at fair value	$25,142	$36,663	$18,300	$80,105

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following table sets forth a summary of changes in fair value of the Commingled Trust’s Level 3 assets for the year ended December 31, 2011:

(Dollars in Thousands)
Common collective trust
Balance, beginning of year	$18,300
Change in fair value	58
Purchases	4,669
Sales	(4,222)

Balance, end of year	$18,805

NOTE 8 – INVESTMENT CONTRACTS

The Commingled Trust invests in the Invesco Stable Value Trust (“Stable Value Fund”) which is a collective trust that has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in investment contracts. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 1, because the guaranteed investment contracts held by the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Certain events limit the ability of the Stable Value Fund to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events, described above that could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Average Yields:	Year Ended December 31, 2011
Based on actual earnings	1.2%
Based on interest rate credited to participants	2.0%

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Employer Identification Number: 34-1899137, Plan Number: 010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value

*	Participant Loans	4.25% – 9.25%	$—	$2,948,845

Note: This schedule excludes the Plan's interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA.